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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-62430


                         NATIONAL SCIENTIFIC CORPORATION

                         388,534 SHARES OF COMMON STOCK


                              Prospectus Supplement
                     (To Prospectus Dated October 10, 2001)


      You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

      On November 12, 2001, we issued a drawdown notice to Coriander Enterprises Limited in connection with the common stock purchase agreement dated May 14, 2001, evidencing an equity draw down facility between Coriander Enterprises Limited and us. At the settlement, Coriander Enterprises Limited purchased a total of 388,534 shares of our common stock at an average purchase price of $.2574 per share. We received proceeds from the sale of these shares of our common stock of $93,000, net of brokerage and escrow fees.

      The attached prospectus relates to the resale of shares acquired by Coriander Enterprises Limited pursuant to the common stock purchase agreement. Because Coriander Enterprises Limited may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

      We expect to use the proceeds of this sale of our common stock for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities.

      This prospectus supplement is incorporated by reference into the attached prospectus. See "Risk Factors" beginning on page 5 of the attached prospectus for a description of certain factors that should be considered by prospective investors.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representations to the contrary is a criminal offense.

            The date of this prospectus supplement is December 13, 2001.